Exhibit 4.22

Loan Agreement

This agreement is signed and entered in by and between the following parties on April 9, 2014 in Haidian District, Beijing：

Party A:               [Name of Borrower] (hereinafter referred to as the “Borrower”)

ID No.: ***

Party B:               Weibo Internet Technology (China) Co., Ltd. (hereinafter referred to as “Weibo Technology”)

Address:              Floor 7-10, 6 Caihefang Road, Haidian District, Beijing

Whereas:

(1)    The Borrower intends to borrow RMB 5,000,000 from Weibo Technology to purchase 50% of equity interests of Beijing Weimeng Chuangke Technology Co., Ltd. (hereinafter referred to as “Weimeng Chuangke Technology”);

(2)    Weibo Technology agrees to provide the said loan to the Borrower in accordance with and subject to the terms and conditions under this agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits through friendly negotiation:

1       Amount of Loan

1.1    Weibo Technology agrees to provide a long-term loan in the amount of RMB 5,000,000 to the Borrower subject to the terms and conditions under this agreement (hereinafter referred to as “Long-term Loan”).

2       Term of Loan

2.1    The term of the Long-term Loan prescribed under this agreement shall be 10 years from the date when this agreement is signed.

2.2    The Borrower agrees that Weibo Technology shall have the right to, at its own discretion, shorten or extend the term of the Long-term Loan with reference to the real situation.

3       Use of Loan

3.1    The Borrower shall use the Long-term Loan for purchasing 50% of equity interests of Weimeng Chuangke and any other application of this Long-term Loan shall obtain earlier written consent from Weibo Technology.

3.2    During the term of loan, without prior approval by Weibo Technology in written, the Borrower shall not transfer or grant partial or all its equity interests of Weimeng Chuangke to any third party, nor shall it set any security against such equity interests, nor shall it dispose partial or all its equity interests of Weimeng Chuangke in the way that may be detrimental to Weibo Technology.

4       Interest of Loan

4.1    The Long-term Loan under this agreement is interest-free loan and Weibo Technology shall not collect any other fees or charges from the Borrower.

5       Satisfaction with Loan

5.1    Weibo Technology shall have the right to require from time to time the Borrower to compensate for the Long-term Loan under this agreement without violating the laws and regulations of the People’s Republic of China in the method as Weibo Technology directs, including but not limited to, transfer of all or partial equity interests of Weimeng Chuangke held by the Borrower to Weibo Technology or any subject appointed by Weibo Technology.

6       Liability for Tax

6.1    Both parties shall on their own pay taxes and costs by laws respectively.

6.2    Save for taxes and costs of the Borrower or Weibo Technology on their own expressly reserved by laws, Weibo Technology shall be liable for all other taxes and reasonable costs in connection with this Long-term Loan under this agreement.

7       Breach and Compensation

7.1    Any direct or indirect breach of any provision of this agreement by any party, or any failure to perform its obligations under this agreement, or any failure to promptly and fully perform its obligations under this Agreement, shall constitute a breach of contract. The non-defaulting party shall have the right to notify the defaulting party in writing to request the defaulting party to rectify the breach and to take adequate, effective and timely measures to eliminate the consequences of the breach, and to compensate the non-defaulting party for the losses caused by the breach.

7.2    After the occurrence of breach, if the non-defaulting party upon reasonable and objective discretion holds that the breach has resulted in impossibility or unfairness for the non-defaulting party to perform the relevant obligations under this agreement, the non-defaulting party shall have the right to suspend its relevant obligations of this agreement with written notice delivered to the defaulting party, until the defaulting party stops its breach of the contact and take adequate, effective and timely measures to eliminate the consequences of breach and compensate the non-defaulting party for the losses caused by the breach .

7.3    The indemnification that the defaulting party makes to the non-defaulting party shall include any direct economic losses and any predictable indirect losses or incidental expenses suffered by the non-defaulting party caused by the defaulting party’s breach, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses and travel expenses.

8       Effectiveness, Modification and Termination

8.1    This agreement shall be effective on the date of signing by authorized representatives of the parties.

8.2    The parties may modify or terminate this agreement in advance in writing at any time upon mutual agreement

8.3    Any party shall have the right to unilaterally terminate this agreement in advance by written notice delivered to the other party in the event any of the following occurs to the other party:

8.3.1    Such party breaches the agreement and within 30 days since the written notice delivered by the non-defaulting party, such defaulting party fails to rectify its breach or takes adequate, effective and timely measures to eliminate the consequences of breach and compensate the non-defaulting party for the losses caused by the breach.

8.3.2    Such party is unable to continue to perform this agreement due to force majeure.

8.4    The early termination of this agreement shall not affect the rights and obligations of the parties incurred under this agreement prior to the early termination date.

9       Dispute Resolution and Governing Laws

9.1    Any dispute arising out of interpretation or performance hereof shall be resolved through friendly negotiation between the parties. If such negotiation fails, both parties shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for resolution. The arbitration award shall be final and binding on both parties.

9.2    The conclusion, performance and interpretation hereof as well as dispute resolutions shall be governed by the laws of the People’s Republic of China

10     Miscellaneous

10.1  Any party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in the future.

10.2  If any provision hereunder is invalid or unenforceable in whole or in part due to any reason, the remaining part of this agreement shall be still effective and binding.

10.3  This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4  Any other matters not contemplated hereunder shall be subject to further negotiation between the parties.

[Name of Borrower]		Weibo Internet Technology (China) Co., Ltd.

Signature:	/s/ [Name of Borrower]	Authorized Representative:	/s/ Weibo Internet Technology (China) Co., Ltd.

Schedule of Material Differences

One or more persons entered into Loan Agreement with Weibo Technology using this form. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No.	Name of Borrower
1.	Y. Liu
2.	W. Wang